

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

Via Email
Ms. Chu Li An, Chief Executive Officer
AJ Greentech Holdings, LTD
136-20 38th Ave Unit 3G
Flushing, NY 11354

Re: AJ Greentech Holdings, LTD
Form 10-K for the year ended December 31, 2013
Filed April 14, 2014
File No. 0-53737

Dear Ms. An:

We have reviewed your response to our comment letter dated June 27, 214 and your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements

Note 1 – Organization and Operations

1.   We have read your response to prior comment two of our letter dated June 27, 2014. Please provide the following to us:

- Explain how you valued the business at the time you determined that it would be spun off;

- Explain how you accounted for the spinoff. In this regard, we note your response that, "As part of the spinoff transaction, the Company's net liabilities of the subsidiaries were adjusted to paid in capital." However, we do not see this adjustment reflected in the December 31, 2013 financial statements.

Note 8 – Capital Stock and Share Based Payment

2. We have read your response to prior comment three and the Form 8-K filed on December 2, 2013. We have the following comments:

- Your 8-K filed on December 2, 2013 indicates that you will file pro forma financial information and the audited financial information of the business acquired. Please advise us as to the status of this amendment.

- Your response indicates that you have provided historical financial information for the business acquired under Rule 3-05 of Regulation S-X. Rule 3-05 financial statements are required for periods preceding the acquisition and hence, should be presented separately from your audited financial statements.

- Your audited financial statements for the period ended December 31, 2013 should reflect the acquisition of Jin Chih International, Ltd. from the acquisition date and forward. Please amend your financial statements to properly reflect this acquisition. Please refer to ASC Topic 805.

- In your amended filing, please include an updated audit opinion which covers all of the financial statements for all of the periods presented and is worded in accordance with AU Section 508: Reports on Audited Financial Statements.

- When you amend your filing, please ensure that you have properly updated your certifications and ensure that they reference the amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Jenny Kan, Company Representative